Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 001-40166

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

The following was made available to certain Planet Followers on July 7, 2021.

Robbie Schingier @schingler Sm One of @planet’s core values is to Strive for Openness. The past few months working, planning, team building and hustling was with 1/20 of the team. The highlight of the day was to enroll all 600+ Planeteers and be open about our strategy as a public company. Robbie Schingler @schingler-9m Yup, we’re working on that. Our Education and Research program is a step In that direction for self-serve. SBA @SadBillAckman h SPLIR Deck Self-serve model drives high gross margins Also SPL: “Contact sales Show this thread Com Low incrementa subscription mc Self-serve mod margins

Robbie Schingler @schingler · 2h

Thanks @EdwardNorton -- so glad to be on this journey together as we value nature, put a cost to climate change and accelerate the sustainability transition to get toward a more truer cost global economy. #inspacetohelplife

> **Edward Norton** @EdwardNorton · 2h
>
> Big congrats to @planet & @Will4Planet & his team. To me this is a company that defines what 'ESG' business should be, truly doing well by doing good. The data they generate is absolutely transformative for biodiversity conservation, ocean & forest monitoring, climate analysis. twitter.com/planet/status/...

5

Robbie Schingler Retweeted

Chris Hadfield @Cmdr_Hadfield · 8h

Planet's going public. Global decisions need good global data. @planet images the whole world in detail, every day, with their fleet of 200+ Dove satellites. Stock ticker PL. bit.ly/2Uwho5f



> **Will Marshall** @Will4Planet · 8h
>
> Excited to announce @Planet is going public!
>
> Proud of our team; their dedication & hard work in turning audacious ideas into reality over 10yrs.
>
> ...

2 25 207

Robbie Schingler @schingler · 2h

Thanks for believing in us 10 years ago - and looking forward to the next 10 years to fully realize our mission. #digitalpublicgoods

1

Robbie Schingler @schingler · 2h

Thanks @timoreilly! When @Will4Planet @cboshuizen and I chose to raise VP money - we purposely went to three categories of investors. @OATV were the top of our list for open source, open data, open standards and community building.

> **timoreilly** @timoreilly · 4h
>
> Super proud to be an early investor. Not only is @planet at the forefront of the new space industry, it has become the Bloomberg of data about planetary health. And as has become terrifyingly obvious, we need to step up our game on #ClimateCrisis response.
> cnbc.com/2021/07/07/spa...

1 · 3

Show this thread

Robbie Schingler @schingler · 4h

We could have never been here without your vision, advise and leadership along the way. You are the best in the world at what you do; thank you @FutureJurvetson.

> **Steve Jurvetson** @FutureJurvetson · 5h
>
> 1)In 26 years of VC, I have invested in just two space companies, and today, I am SO proud to see Planet is going public!
>
> They are like the iPhone of satellites disrupting the mainframe incumbents and generating 10x the Earth imagery as all other companies combined. Memories:
>
> Show this thread


Flock 1


Planet Labs Strikes a SPAC Deal at $2.8 Billion Valuation
The startup, which operates a network of satellites that photograph daily happenings on Earth, is the latest private space company to go public.
Satellite imagery company Planet Lal
s going public, backed by Google,
BlackRock and Marc Benioff

1 · 13

Robbie Schingler Retweeted

Steve Jurvetson @FutureJurvetson · 5h

1)In 26 years of VC, I have invested in just two space companies, and today, I am SO proud to see Planet is going public!

They are like the iPhone of satellites disrupting the mainframe incumbents and generating 10x the Earth imagery as all other companies combined. Memories:



Flock 1 Deli
Planet Labs Strikes a SPAC Deal at $2.8 Billion Valuation
Satellite imagery company Planet Lal
s going public, backed by Google,
BlackRock and Marc Benioff

Planet and 8 others

6 27 239

Will Marshall @Will4Planet · 2h

thx for your support @EdwardNorton ! Doing well & doing good is spot on.

🚀🛰️🌍🛰️🌲

> **Edward Norton** @EdwardNorton · 2h
>
> Big congrats to @planet & @Will4Planet & his team. To me this is a company that defines what 'ESG' business should be, truly doing well by doing good. The data they generate is absolutely transformative for biodiversity conservation, ocean & forest monitoring, climate analysis. twitter.com/planet/status/...

3 1 12

Planet Retweeted

Steve Jurvetson @FutureJurvetson · 5h

1)In 26 years of VC, I have invested in just two space companies, and today, I am SO proud to see Planet is going public!

They are like the iPhone of satellites disrupting the mainframe incumbents and generating 10x the Earth imagery as all other companies combined. Memories:


Flock 1 Deli
Planet Labs Strikes a SPAC Deal at $2.8 Billion Valuation
Satellite imagery company Planet La
s going public, backed by Google,
BlackRock and Marc Benioff

Planet and 8 others

6 30 256

Planet Retweeted

timoreilly @timoreilly · 5h

Super proud to be an early investor. Not only is @planet at the forefront of the new space industry, it has become the Bloomberg of data about planetary health. And as has become terrifyingly obvious, we need to step up our game on #ClimateCrisis response.



Satellite imagery company Planet Labs is going public, backed by Goo...
Satellite imagery and data specialist Planet Labs is preparing to go public, merging with a SPAC to list on the NYSE.
cnbc.com

1 12 36

Planet Retweeted Edward Norton @EdwardNorton -2h Big congrats to @planet & @Will4Planet & his team. To me this is a company that defines what ‘ESG’ business should be, truly doing well by doing good. The data they generate is absolutely transformative for biodiversity conservation, ocean & forest monitoring, climate analysis. Planet @planet-9h Today, Planet announced its intention to go public via a merger with dMY Technology Group, Inc. IV. We are so proud of what we’ve accomplished over the last 10 years and are excited for what’s next. Read more about the business combination here: planet.com/investors/pres... 0:34 19.5K views 25

Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), dMY Technology Group, Inc. IV (“dMY IV”) intends to file with the SEC a Registration Statement on Form S-4 (“Registration Statement”), which will include the proxy statement/prospectus of dMY IV. dMY IV’s stockholders and other interested persons are advised to read, when available, the Registration Statement and a preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments thereto, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the agreement and plan of merger, by and among dMY IV and Planet and the other parties thereto (the “Merger Agreement”), dMY IV and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of dMY IV as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV will be included in the Registration Statement to be filed by dMY IV, which will include the proxy statement/prospectus of dMY IV, for the Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing, completion and success of the transaction. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or the satisfaction of other conditions to Closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.